FORM OF PROXY SOLICITED BY THE MANAGEMENT OF GOLDCORP INC.
FOR USE AT AN ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON
MAY 19, 2010
The undersigned shareholder(s) of GOLDCORP INC. (the “Company”) hereby appoint(s) Ian W. Telfer, Chairman of the Board of the Company, or in lieu of the foregoing, Charles A. Jeannes, President and Chief Executive Officer of the Company, or in lieu of the foregoing,                                                             , to attend and vote on behalf of the undersigned at the Annual Meeting of Shareholders (the “Meeting”) of the Company to be held at One King West Hotel & Residence, 1 King Street West, Toronto, Ontario on Wednesday, May 19, 2010 at 10:00 a.m. (Toronto time) and at any adjournments thereof.
The directors and management recommend shareholders VOTE FOR the matters set out it items (a) and (b) and VOTE AGAINST item (c) below.
The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:
(a)	Voted for or withheld from voting in respect of the election of the following directors:

		Voted For	Withheld			Voted For	Withheld
1	Ian W. Telfer			6	Beverley A. Briscoe
2	Douglas M. Holtby			7	Peter J. Dey
3	Charles A. Jeannes			8	P. Randy Reifel
4	John P. Bell			9	A. Dan Rovig
5	Lawrence I. Bell			10	Kenneth F. Williamson
(b)
VOTED FOR (   ) WITHHELD FROM VOTING (   ) in respect of the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration;

(c)	VOTED FOR ( ) VOTED AGAINST ( ) the shareholder proposal attached as Schedule “B” to the management information circular accompanying this form of proxy; and

(d)	VOTED on such other business as may properly come before the Meeting or any adjournment thereof;
hereby revoking any proxy previously given.
If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this day of , 2010.

Signature of Shareholder

Name of Shareholder (Please Print)
Quarterly Reports Request - Goldcorp Inc.’s Interim Financial Statements and related MD&A are available at www.goldcorp.com, but if you want to receive (or continue to receive) Interim Financial Statements and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Interim Financial Statements and related MD&A will not be sent to you in 2010.

Annual Report Request - Goldcorp Inc.’s Annual Financial Statements and related MD&A are available at www.goldcorp.com, but if you want to receive (or continue to receive) Annual Financial Statements and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Annual Financial Statements and related MD&A for the year ended December 31, 2010 will not be sent to you.

PLEASE SEE NOTES ON REVERSE

Notes:
1.
This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.
A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

3.
The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares will be voted accordingly. Where no specification is made to vote for or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED FOR. Where no specification is made to vote for or vote against the matter referred to in item (c), the shares will be VOTED AGAINST.

4.
Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.
Please return the form of proxy,
in the envelope provided for that purpose, to:
CIBC Mellon Trust Company
Attention: Proxy Department
P.O. Box 721
Agincourt, Ontario M1S 0A1
Fax No.: (416) 368-2502